Exhibit 25

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, NY 10065

October 4, 2022

Board of Directors

Sculptor Capital Management, Inc.

9 West 57th Street

39th Floor

New York, New York 10019

Dear Sculptor Board Members,

As a founder and a substantial stockholder of, and investor with, Sculptor Capital Management, Inc. (the “Company”), I care deeply about the Company’s stockholders, investors, employees and reputation. I have become increasingly concerned, especially over the past two years, that the Company’s board has failed to discharge its duties by, among other things, enabling and enriching a management team that is more focused on its own compensation than the Company’s future. Independent observers, such as ISS, have expressed similar concerns, and the Company’s investment returns and share price have suffered greatly over this same period of time.

Last month, several founding partners and I filed a lawsuit seeking increased transparency about the recent activities of the Company. Since the filing, I, as well as other founding partners, have been contacted by several third parties who have asked us whether the Company might be open to a strategic transaction that would not involve current senior management continuing to run the Company. It is not surprising that third parties would see the potential for such a transaction given that outside analysts have previously identified the Company’s management issues and concluded that, at its current trading price, the Company may be worth less than the sum of its parts.

I have advised these third parties that I would support consideration of any transaction that would benefit all the stockholders. Among other possibilities, I believe that the Company should be an attractive target for a well-managed asset manager that has the resources to maximize the potential of the Company’s platform as a publicly-traded asset manager. A combination of such a manager with the Company could provide: (a) a growth vehicle for that manager, (b) new, prudent leadership for the Company and (c) an opportunity for current stockholders to participate in future growth. I plan to provide this feedback to any additional third parties that contact me about the Company. I also may decide to have further discussions with one or more of these third parties. Since I have no role in managing or supervising the Company, I would not be surprised if one or more of these third parties decides to contact the Board or the Company to discuss their interest.

I am writing now to advise you of these inquiries and to remind you of your own fiduciary obligations to the Company’s stockholders. I fear that the Board’s prior actions (and omissions) have facilitated the entrenchment of the Company’s existing management team (despite its poor performance). The Company cannot afford for the Board to continue to put the interests of management above those of stockholders. Specifically, no bids should be favored or disfavored based on whether the Company’s existing management team would continue to run the Company or any part of it following a transaction. Any potential transaction should be considered based solely on the best interests of all stockholders, and any director beholden to management or who otherwise cannot fulfill that duty should be recused from the Board’s deliberations.

I also am writing to advise you that I have reason to believe that one or more representatives of senior management has reached out to one or more third parties about a potential transaction. Based on prior experience, I fear that the Board may not be aware of this outreach, and I strongly suggest that the Board take complete control of this process. During the process, I expect you to give any inquiries or proposals careful consideration, and to discharge your fiduciary duties under Delaware law on behalf of all stockholders of the Company. I urge the Board to act on any inquiries or proposals in a timely manner. As you are all aware, the Company’s performance issues over the last two years have put the core business at risk. I believe that making clear to fund investors that there is a better path forward, sooner rather than later, will be beneficial to all the Company’s stakeholders.

In light of the foregoing, I am keeping all options on the table and am open to having any discussions with the Board that are designed to achieve the best outcome for all stockholders.

Sincerely,

/s/ Daniel S. Och

cc:	Andrew J. Levander, Dechert LLP

Kenneth E. Young, Dechert LLP

David M. Levine, Sculptor Capital Management, Inc.